

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2019

Caixuan Xu
Chief Financial Officer
HF Foods Group Inc.
6001 W. Market Street
Greensboro, North Carolina 27409

   Re: HF Foods Group Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed July 26, 2019
    File No. 001-38180

Dear Ms. Xu:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Consumer Products

cc: Giovanni Caruso